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                           May 30, 2023

       Yiran Xu
       Chief Executive Officer
       MultiMetaVerse Holdings Limited
       Building D3, No. 718, Lingshi Road
       Jingan District Shanghai
       China

                                                        Re: MultiMetaVerse
Holdings Limited
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed May 15, 2023
                                                            File No. 333-269609

       Dear Yiran Xu:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 24, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to prior comment 5. Please expand your disclosure on the cover page to expressly
address how the recent statements and regulatory actions by China   s
                                                        government have or may
impact the company   s ability to conduct its business, accept
                                                        foreign investments, or
list on a U.S. or other foreign exchange.
 Yiran Xu
FirstName  LastNameYiran  Xu
MultiMetaVerse  Holdings Limited
Comapany
May        NameMultiMetaVerse Holdings Limited
     30, 2023
May 30,
Page 2 2023 Page 2
FirstName LastName
Summary of the Prospectus, page 4

2. We note your response to prior comment 9 and your disclosure that "currently, no PRC laws and regulations are in force requiring that MMV obtain permission from PRC authorities to consummate this offering." Please provide an explanation as to whether you consulted counsel in determining that no permissions or approvals are required to offer the securities being registered to foreign investors and, if not, why you did not consult counsel and why you believe you do not need any permissions or approvals. Please contact Alexandra Barone, Staff Attorney, at (202) 551-8816 or
Jeff Kauten, Staff
Attorney, at (202) 551-3447 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Technology
cc:      Jia Yan, Esq.